VOTING INSTRUCTION FORM
MAG SILVER CORP.

SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-474-7493

MEETING TYPE: ANNUAL AND SPECIAL MEETING
MEETING DATE: TUESDAY, JUNE 22, 2010 AT 2:00 P.M. PDT
RECORD DATE: FOR HOLDERS AS OF MAY 21, 2010
PROXY DEPOSIT DATE: JUNE 18, 2010
ACCOUNT NUMBER:
CUSIP: 559030104 **CUID:** S62602 E **CONTROL NO.:**

APPOINTEE(S) **JONATHAN A. RUBENSTEIN, DANIEL T. MACINNIS, FRANK R. HALLAM**

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S)	VOTING RECOMMENDATIONS		
1 *- TO FIX THE NUMBER OF DIRECTORS AT 8. ------------------------------>>>	FOR 0010110	--->>>	1 FOR ☐ AGAINST ☐
3 *- TO APPOINT DELOITTE & TOUCHE LLP, CHARTERED ACCOUNTANTS, AS ------->>> AUDITORS OF THE CORPORATION FOR THE ENSUING YEAR AT A REMUNERATION TO BE FIXED BY THE DIRECTORS.	FOR 0010200	--->>>	3 FOR ☐ WITHHOLD ☐
4 *- TO APPROVE THE AMENDMENT OF THE STOCK OPTION PLAN OF THE ---------->>> COMPANY, AS DESCRIBED IN THE MANAGEMENT INFORMATION CIRCULAR OF THE COMPANY FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON JUNE 22, 2010.	FOR 0022402	--->>>	4 FOR ☐ AGAINST ☐
5 *- TO APPROVE THE CONTINUATION OF THE SHAREHOLDER RIGHTS PLAN, AS ---->>> DESCRIBED IN THE MANAGEMENT INFORMATION CIRCULAR OF THE COMPANY FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON JUNE 22, 2010.	FOR 0012001	--->>>	5 FOR ☐ AGAINST ☐

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-474-7493 OR INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD IN HALF- DO NOT DETACH

2 **ELECTION OF DIRECTORS** (FILL IN ONLY ONE BOX " ▬ " PER NOMINEE IN BLUE OR BLACK INK)
VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-DANIEL T. MACINNIS	☐	☐
02-JONATHAN A. RUBENSTEIN	☐	☐
03-R. MICHAEL JONES	☐	☐
04-ERIC H. CARLSON	☐	☐
05-PETER K. MEGAW	☐	☐
06-DEREK C. WHITE	☐	☐
07-RICHARD M. COLTERJOHN	☐	☐
08-FRANK R. HALLAM	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " ▬ " PER ITEM IN BLUE OR BLACK INK)

2 ITEM(S)
SHARE(S)

CONTROL NO.: →

Broadridge

5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

S62602 2 2 E 1 OF 1

MAG SILVER CORP.
ATTN: JODY HARRIS
770 - 800 WEST PENDER STREET
VANCOUVER, BC V6C 2V6
CANADA

*** ISSUER CONFIRMATION COPY - INFO ONLY ***
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
SIGNATURE(S) * INVALID IF NOT SIGNED * DATE (DD/MM/YY)

12

3 1-0001

VOTING INSTRUCTION FORM

MAG SILVER CORP.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE: ANNUAL AND SPECIAL MEETING
MEETING DATE: TUESDAY, JUNE 22, 2010 AT 02:00 P.M. PDT
RECORD DATE: FOR HOLDERS AS OF MAY 21, 2010
PROXY DEPOSIT DATE: JUNE 18, 2010
55903Q104

→ [ ]

3 1-0001

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)	VOTING RECOMMENDATIONS	
1 - TO FIX THE NUMBER OF DIRECTORS AT 8. ---------------------------->>>	FOR 0010110	--->>>
3 - TO APPOINT DELOITTE & TOUCHE LLP, CHARTERED ACCOUNTANTS, AS ------->>> AUDITORS OF THE CORPORATION FOR THE ENSUING YEAR AT A REMUNERATION TO BE FIXED BY THE DIRECTORS.	FOR 0010200	--->>>
4 - TO APPROVE THE AMENDMENT OF THE STOCK OPTION PLAN OF THE ---------->>> COMPANY, AS DESCRIBED IN THE MANAGEMENT INFORMATION CIRCULAR OF THE COMPANY FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON JUNE 22, 2010.	FOR 0022402	--->>>
5 - TO APPROVE THE CONTINUATION OF THE SHAREHOLDER RIGHTS PLAN, AS ---->>> DESCRIBED IN THE MANAGEMENT INFORMATION CIRCULAR OF THE COMPANY FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON JUNE 22, 2010.	FOR 0012001	--->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-454-8683
INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD AND DETACH HERE

MAG SILVER CORP.

ANNUAL AND SPECIAL MEETING TO BE HELD 06/22/10 AT 02:00 P.M. PDT FOR HOLDERS AS OF 05/21/10

2 ELECTION OF DIRECTORS (FILL IN ONLY ONE BOX " ▬ " PER NOMINEE IN BLUE OR BLACK INK)

VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-DANIEL T. MACINNIS	[ ]	[ ]
02-JONATHAN A. RUBENSTEIN	[ ]	[ ]
03-R. MICHAEL JONES	[ ]	[ ]
04-ERIC H. CARLSON	[ ]	[ ]
05-PETER K. MEGAW	[ ]	[ ]
06-DEREK C. WHITE	[ ]	[ ]
07-RICHARD M. COLTERJOHN	[ ]	[ ]
08-FRANK R. HALLAM	[ ]	[ ]

ITEM(S) (FILL IN ONLY ONE BOX " ▬ " PER ITEM IN BLUE OR BLACK INK)

Item			
1	FOR [ ]	AGAINST [ ]	
3	FOR [ ]		WITHHOLD [ ]
4	FOR [ ]	AGAINST [ ]	
5	FOR [ ]	AGAINST [ ]	

A/C *** ISSUER COPY ***

→ [ ]

FILL IN THE BOX " ▬ " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING → [ ]

Broadridge™

51 MERCEDES WAY
EDGEWOOD NY 11717

3 3

S62601 55903Q104

MAG SILVER CORP.
ATTN: JODY HARRIS
770 - 800 WEST PENDER STREET
VANCOUVER, BC V6C 2V6
CANADA

FOLD AND DETACH HERE

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) | DATE